UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(a)

HearUSA, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

422360 30 5

(CUSIP Number)

Steve Forget
President and Vice Chairman
HearUSA, Inc.
1250 Northpoint Parkway
West Palm Beach, Florida 33407
(561) 478-8770

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 11, 2002

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:   [   ]

(Continued on following pages)
(Page 1 of 5 Pages)

CUSIP No. 422360 30 5	Schedule 13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steve Forget

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]

(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES	7	SOLE VOTING POWER
1,498,877

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER

EACH REPORTING	9	SOLE DISPOSITIVE POWER
1,498,877

PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,498,877

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS BEFORE FILLING OUT)		[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.42%

14	TYPE OF REPORTING PERSON

IN

CUSIP No. 422360 30 5	Schedule 13D	Page 3 of 5 Pages

Item 1      Security and Issuer.

     This Statement on Schedule 13D relates to shares of common stock, $0.01 par value per share (the “Common Stock”), of HearUSA, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1250 Northpoint Parkway, West Palm Beach, Florida 33407.

Item 2      Identity and Background.

     Steve Forget is the President and Vice Chairman of the Issuer, a hearing care provider. The address of the Issuer and the business address of Mr. Forget is 1250 Northpoint Parkway, West Palm Beach, Florida 33407. During the past five years, Mr. Forget has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Mr. Forget being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     Mr. Forget is a citizen of Canada.

Item 3      Source and Amount of Funds or Other Consideration.

     On July 11, 2002, the Issuer and Helix Hearing Care of America Corp., a Canadian corporation (“Helix”) combined operations pursuant to a plan of arrangement under Canadian law and in accordance with the terms of the Amended and Restated Merger Agreement dated as of November 6, 2001 (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, each share of Helix common stock was exchanged for 0.3537 shares of Issuer Common Stock or 0.3537 exchangeable shares of HEARx Canada, Inc. (the “Exchangeable Shares”), a subsidiary of the Issuer.

     Each Exchangeable Share is exchangeable for one share of Common Stock of the Issuer at any time at the option of the shareholders, and is entitled to the same voting, dividend and other rights as one share of Common Stock of the Issuer. The Issuer considers each Exchangeable Share economically equivalent to a share of its Common Stock.

     Prior to the combination, Mr. Forget was the beneficial owner of 4,237,714 shares of Helix common stock, of which 715,964 were held personally by Mr. Forget, 2,587,500 were held by Mr. Forget’s personal holding company, Gestion Stefor Inc., 421,000 were subject to currently exercisable stock options (or exercisable within 60 days) and 513,250 were held by Mr. Forget’s spouse.

     As a result of the combination, Mr. Forget, acquired beneficial ownership of 1,498,877 Exchangeable Shares, representing approximately 5.42% of the aggregate outstanding Issuer Common Stock and Exchangeable Shares taken together.

Item 4      Purpose of Transaction.

     Mr. Forget acquired the 1,498,877 Exchangeable Shares as a result of the combination of the Issuer and Helix, as more fully described in Item 3 above.

CUSIP No. 422360 30 5	Schedule 13D	Page 4 of 5 Pages

     Mr. Forget has no present plan or proposal that relates to or would result in (i) the acquisition of additional securities or the disposition of securities of the Issuer by any person; (ii) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the Issuer’s present Board of Directors or management; (v) any material change in the Issuer’s present capitalization or dividend policy or any other material change in the Issuer’s business or corporate structure; (vi) any change in the Issuer’s charter or by-laws or other action that may impede the acquisition of control of the Issuer by any person; (vii) any change that would result in any class of the Issuer’s equity securities becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, or (viii) any similar action, although he may, depending upon business conditions and other considerations, determine to pursue one or more such transactions in the future.

Item 5      Interest in Securities of the Issuer.

     (a)  Mr. Forget beneficially owns an aggregate of 1,498,877 Exchangeable Shares, representing approximately 5.42%, of the aggregate outstanding Common Stock and Exchangeable Shares taken together.

     (b)  Mr. Forget currently has the sole power to vote and dispose of 1,498,877 Exchangeable Shares including the 181,536 Exchangeable Shares beneficially owned by Mr. Forget’s spouse.

     (c)  Mr. Forget has not engaged in any transaction during the past sixty (60) days in any shares of the Exchangeable Shares or Common Stock except as described herein.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6      Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     There are at present no contracts, arrangements, undertakings or relationships between the person named in Item 2 above and any person with respect to any securities of the Issuer.

Item 7      Material to be Filed as Exhibits.

     None.

CUSIP No. 422360 30 5	Schedule 13D	Page 5 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2002

By:	/s/ Steve Forget

Name:	Steve Forget